DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 16, 2007

File #82-627

07028185

Securities & Exchange Commission
Office of International Corporate Fin:
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated November 16, 2007

Enclosed is a copy of our News Release dated November 16, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Enclosure

dlw 11/27

C:\Dentonia\Form\Sec-news.doc

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 16, 2007 For Immediate Release

- **Lennac Lake Porphyry Cu-Mo Property - First 5 Holes Assay Results**
- **Encouraging Occurrence of Anomalous Copper, Molybdenum and Silver Values in an Area Over 800 Metres in Length**
- **Next Phase Drilling to Begin Shortly**

Dentonia receives assay results for the first 5 holes at its Lennac Lake porphyry Cu-Mo property in west central British Columbia - next phase of drilling to begin shortly.

Dentonia Resources Ltd. ("Dentonia") has now received assay results for the first 5 of 9 drill holes completed as part of the Phase 1 diamond drilling program at the Lennac Lake copper-molybdenum property, located 45 kilometres east of Smithers in west central British Columbia. These holes were drilled by Low Profile Exploration of Houston B.C. using a small portable drill capable of drilling AQ size core to depths of 150 metres. A total of 639 metres of drilling was done between August 20 and October 20, 2007. A list of the drill holes completed is given in Table 1.

Table 1. List of drill holes, Phase 1 drilling program, Lennac Lake property

Hole	Easting	Northing	Elev. (m.)	Depth (m.)	Azimuth	Inclination	Casing (m)
LL07-1	673313	6069026	990	105.16	230	-50	5.30
LL07-2	673267	6068809	995	57.61	14	-45	1.68
LL07-3	673329	6068763	995	97.23	21	-45	1.93
LL07-4	673330	6068732	995	76.50	360	-45	3.05
LL07-5	673393	6068429	1005	106.53	150	-45	2.13
LL07-6	673429	6068362	1005	60.96	150	-45	2.13
LL07-7a	673347	6068492	1005	11.58	138	-90	11.58
LL07-7	673355	6068593	1005	30.18	360	-90	12.80
LL07-8	673319	6068912	990	35.97	360	-90	7.01
LL07-9	673267	6068809	995	57.30	180	-45	0.00

Note: UTM coordinates are Zone 9, NAD 83

The Phase 1drilling program targeted an area of copper and molybdenum showings collectively referred to as the "Southeast Zone". This zone, which was located in the early 1990's had not been drill tested prior to the current drill program. Other zones on the property - the West, East and Jacob zones were partially drill-tested in 1973 and 1974 by Amax Exploration and British

Newfoundland Exploration. The property is located in the Babine Porphyry copper district where two past producing mines, Bell and Granisle, are located.

Dentonia is encouraged by the extensive silica-clay alteration and fine-grained sulphide mineralization intersected in the holes drilled to date, which suggest that the Southeast Zone represents a porphyry copper-molybdenum system exposed at a relatively high level. **Although most assay results were low grade, the occurrence of anomalous copper, molybdenum and silver values in an area over 800 metres in length is encouraging**. Consequently, Dentonia has contracted Driftwood Diamond Drilling of Smithers B.C. to drill an additional 5000 metres of NQ core. A skid mounted diamond drill capable of drilling to depths of 600 metres is currently being mobilized onto the property. Drilling is expected to begin within the next few days. The purpose of this drilling will be to test for better grade material at depth within the Southeast Zone. One or more holes may also be drilled in the West and East zones.

Table 2. List of best intersections, drill holes LL07-1 to 5

Hole	From (m)	To (m)	Length (m)	Grades
LL07-1	5.3	43.0	37.7	0.13% Cu, 2777 ppb Ag
LL07-1	77.0	79.0	2.0	0.085% Mo
LL07-4	17.0	19.0	2.0	115 gm/t Ag, 712 ppb Au
LL07-5	69.0	89.0	20.0	0.12% Cu, 3783 ppb Ag
LL07-5	73.0	75.0	2.0	0.39% Cu, 9416 ppb Ag

All analyses were done by Acme Analytical Laboratories, Vancouver, B.C., Canada, an ISO 9002 accredited laboratory, using the hot Agua Regia digestion and ICP-ES and ICP-MS analytical techniques.

Interest to be Earned

Dentonia has an option to earn a 100% interest in the Lennac Lake project, subject to a 2% royalty, with buyout rights.

Qualified Person

Don MacIntyre, Ph.D., P.Eng., Dentonia's qualified person under National Instrument 43-101 and a vendor of the property, has designed and conducted the Lennac Lake exploration program and has perused and approved the technical data disclosed in this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END